Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

British American Tobacco p.l.c.

We consent to the use of our reports dated February 27, 2019, with respect to the Group Balance Sheets of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2018 and 2017, the related Group Income Statement Group Statement of Comprehensive Income, Group Statement of Changes in Equity and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the Group’s “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

London, United Kingdom

July 17, 2019